SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2016 Business Report

-	For the Woori Bank Audit Reports for Fiscal Year 2016, please refer to the exhibits to the Form 6-K filing furnished to the U.S. Securities and Exchange Commission on March 6, 2017.

Summary of 2016 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, AO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank (Woori Bank stake 10%)

January 6, 2016	Launched 1st bank mobile messenger service, WibeeTalk

June 24, 2016	First Korean Bank to launch offshore Won-Yuan clearing services

September 21, 2016	Successfully issued $500 million foreign currency denominated contingent convertible bonds, the first in the form of perpetual bonds in Korea.

November 13, 2016	The FSC announced the KDIC’s successful privatization efforts through the sales of a combined 29.7% ownership interest in Woori Bank to seven financial companies

December 8, 2016	Selected as 2016 Top Bank of Korea by British magazine “The Bankers”

December 27, 2016	Achievement of an overseas network comprising 250 branches

December 28, 2016	The number of users of WiBee platforms, WiBee Talk and WiBee Members, exceeds 3 million

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of December 31, 2016

Type	Name of Company	Controlling Company	Notes
Company	Woori Bank**	Korea Deposit Insurance Corporation*	1 company

First Tier Subsidiaries	Woori Card (equity ownership 100.0%)	Woori Bank	18 companies
Woori Investment Bank (equity ownership 58.15%)**
Woori FIS (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)
Woori America Bank (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 74.02%)**
AO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank China Limited (equity ownership 100.0%)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Finance Cambodia (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Bank Philippines (equity ownership 51%)
Woori Bank Vietnam (equity ownership 100.0%)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)

Second Tier Subsidiaries	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity	4 companies
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (equity ownership 4.95%)
Woori Columbus Private Equity Fund No.1 (equity ownership 1.92%)

	TUTU Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card

*	In the fourth quarter of 2016, the KDIC sold a portion of its equity interest in Woori Bank, changing its status from the controlling company to a company with significant influence.
**	Listed Companies (3): Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of December 31, 2016	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
APR. 1, 2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
APR. 1, 2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
JUN. 5, 2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
JUN. 5, 2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
NOV. 3, 2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
NOV. 3, 2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
OCT. 2, 2015	—	Common	278,371	5,000	—	Retirement of shares*

*	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same.

[Related Disclosure: Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

3.	Total Number of Authorized Shares

As of December 31, 2016	(unit: shares)

Items	Type
	Common Shares	Preferred Shares	Total
Total number of shares authorized	5,000,000,000	—	5,000,000,000

Total number of shares issued to date	676,000,000	—	676,000,000

Number of treasury shares	2,728,774	—	2,728,774
Number of outstanding shares	673,271,226	—	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired.

[Related Disclosure: Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

4.	Voting Rights

As of December 31, 2016	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—

	Preferred Shares	—	—

Number of shares without voting rights	Common Shares	2,728,774	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	2,661,978	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	670,609,248	—
	Preferred Shares	—	—

Note 1) The shares without voting rights are treasury shares. Please see “I. Introduction of the Bank – 3. Total Number of Authorized Shares.”

Note 2) Pursuant to Article 16-2(2) of the Banking Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a bank.

5.	Dividend Information

Items		2016	2015	2014
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,261,266	1,059,157	1,213,980
Earnings per share (Won)		1,567	1,301	1,621

Total cash dividends (Millions of Won)		269,308	336,636	336,636

Total stock dividends (Millions of Won)		—	—	—

Cash dividend payout ratio (%)		21.35	31.80	27.70
Cash dividend yield (%)	Common Shares	3.01	5.50	4.60
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	400	500	500
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2015 figures include the interim dividend amount

II.	Business Overview

1.	Results of Operations

As of December 31, 2016	(unit: in 100 millions of Won)

Type	2016	2015	2014
Operating income	15,742	13,516	8,977
Non-operating income	1,690	3,140	1,871
Non-operating expenses	1,898	2,136	2,505
Ordinary profits	15,534	14,519	8,344
Income from continuing operations before income tax	15,534	14,519	8,344
Income tax expense from continuing operations	2,759	3,766	2,882
Income from discontinued operations	—	—	6,618
Net income	12,775	10,754	12,080

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

As of December 31, 2016	(unit: in millions of Won)

Type		2016	2015	2014
Deposits received in local currency	Demand deposits	9,491,680	9,728,839	10,090,773
	Money trusts	1,360,176	1,304,268	1,281,539
	Fixed deposits	183,723,369	175,598,522	161,697,250
	Mutual funds	37,128	40,888	46,072
	CDs	3,836,429	2,435,087	740,090
	Other deposits received	1,146,459	922,749	762,896
Deposits received in foreign currencies		21,453,097	19,129,214	13,902,989
Present value discount		(27,927)	(17,739)	(5,143)

Total		221,020,411	209,141,826	188,516,465

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of December 31, 2016	(unit: in millions of Won)

Type	2016	2015	2014
Loans in local currency	191,309,481	185,154,851	167,261,591
Loans in foreign currencies	17,855,868	17,910,253	16,993,065
Guarantee payments	25,197	44,242	52,619

Total	209,190,547	203,109,346	184,307,275

*	Based on K- IFRS consolidated financial statements

(b)	Loans by Purpose of Funds

As of December 31, 2016	(unit: in millions of Won)

Type		2016	2015	2014
Corporate loans	Working capital loans	44,957,542	50,646,880	48,919,570
	Facilities loans	36,858,776	32,858,237	28,475,804
Household loans		54,939,608	51,606,328	50,392,130
Public and other loans	Working capital loans	1,764,781	2,585,869	3,894,210
	Facilities loans	1,748,878	1,741,230	1,767,074
Mortgage loans		50,807,744	44,812,233	32,652,798
Inter-bank loans		142,032	834,301	1,080,971
Other loans		90,120	69,771	79,032

Total		191,309,481	185,154,851	167,261,591

*	Balance of loans in local currency based on K- IFRS consolidated financial statements

(c)	Loan-to-deposit ratio

As of December 31, 2016	(unit: in 100 millions of Won, %)

Type	2016	2015	2014
Loans in local currency	1,918,176	1,857,984	1,684,250
Deposits received in local currency (excluding CDs)	1,940,301	1,846,329	1,728,557
Ratio	97.39	98.83	97.13

*	Based on K- IFRS consolidated financial statements
*	Loan-to-deposit ratio = (Average monthly balance of loans in local currency – Average monthly balance of policy loans) / (Average balance of deposits received in local currency (excluding CDs) + Covered bonds issued with over 5 year maturities)

c.	Guarantees

As of December 31, 2016	(unit: in millions of Won)

Type	2016	2015	2014
Confirmed guarantees	8,270,187	9,069,247	9,274,450
Unconfirmed guarantees	5,101,701	6,631,055	6,539,629
Commercial paper purchase commitments and others	1,389,896	1,615,141	2,213,840

Total	14,761,784	17,315,443	18,027,919

*	Based on K- IFRS consolidated financial statements

d.	Securities Investment

As of December 31, 2016	(unit: in millions of Won)

Type	2016	2015	2014
Securities at fair value through profit or loss	2,726,249	2,717,276	2,428,897
Available-for-sale financial assets	20,817,583	17,170,592	18,810,845
Held-to-maturity financial assets	13,910,251	13,621,640	13,044,448
Investments in associates	439,012	643,861	648,436

Total	37,893,095	34,153,369	34,932,626

*	Based on K- IFRS consolidated financial statements

e.	Trust Business

As of December 31, 2016	(unit: in millions of Won)

Type	2016		2015		2014
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	26,019,180	73,814	23,980,475	49,973	19,551,616	40,748
Property trust	12,714,338	4,803	9,354,003	1,323	10,355,167	1,066

Total	38,733,518	78,617	33,334,478	51,296	29,906,783	41,814

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Source of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

Classification	Funding Source	2016			2015			2014
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	183,440,285	1.38	65.35	169,919,620	1.70	64.76	157,994,039	2.22	66.89
	Certificates of deposit	3,466,223	1.70	1.23	1,879,832	1.92	0.72	1,983,619	2.71	0.84
	Borrowings in local currency	6,709,080	1.45	2.39	6,689,135	1.77	2.55	5,675,238	2.31	2.40
	Call money in local currency	1,159,188	1.32	0.41	1,370,253	1.62	0.52	984,378	2.28	0.42
	Others	18,532,241	2.60	6.60	18,944,493	2.95	7.22	15,925,666	3.69	6.74

	Subtotal	213,307,017	1.50	75.98	198,803,334	1.82	75.77	182,562,940	2.36	77.29

Foreign currency funds	Deposits received in foreign currencies	14,838,684	0.47	5.29	11,568,322	0.44	4.41	7,973,812	0.44	3.38
	Borrowings in foreign currencies	8,595,575	0.86	3.06	9,245,073	0.53	3.52	6,357,072	0.50	2.69
	Call money in foreign currencies	1,401,294	0.70	0.50	1,199,484	0.53	0.46	1,242,371	0.54	0.53
	Debentures in foreign currencies	3,950,614	2.54	1.41	4,851,289	2.72	1.85	5,559,305	3.51	2.35
	Others	531,877	0.29	0.19	650,409	0.66	0.25	918,010	1.03	0.39

	Subtotal	29,318,044	0.87	10.44	27,514,577	0.88	10.49	22,050,569	1.26	9.34

Others	Total capital	19,617,484	—	6.99	18,501,137	—	7.05	18,225,902	—	7.72
	Provisions	412,553	—	0.15	640,666	—	0.24	594,945	—	0.25
	Others	18,070,427	—	6.44	16,907,843	—	6.44	12,779,094	—	5.41

	Subtotal	38,100,463	—	13.57	36,049,647	—	13.74	31,599,941	—	13.38

Total		280,725,524	1.23	100.00	262,367,557	1.47	100.00	236,213,449	1.94	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	26,019,180	1.52	66.98	23,980,475	1.88	71.71	19,551,616	2.50	65.18
	Borrowings	—	—	—	—	—	—	—	—	—

	Subtotal	26,019,180	1.52	66.98	23,980,475	1.88	71.71	19,551,616	2.50	65.18

Non-cost	Property trusts	12,714,338	—	32.73	9,354,003	—	27.97	10,355,167	—	34.52
	Special reserves	38,160	—	0.10	37,989	—	0.11	37,195	—	0.12
	Other	72,810	—	0.19	70,265	—	0.21	50,659	—	0.17

	Subtotal	12,825,308	—	33.02	9,462,257	—	28.29	10,443,021	—	34.82

Total		38,844,488	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	3,171,599	1.34	1.13	2,580,842	1.72	0.98	2,670,185	2.37	1.13
	Marketable securities in local currency	33,880,119	2.58	12.07	32,994,958	2.79	12.58	31,496,840	3.40	13.33
	Loans in local currency	189,079,324	3.10	67.35	176,631,188	3.42	67.32	161,296,709	4.18	68.28
	Guarantee payments	51,254	0.89	0.02	64,533	1.89	0.02	69,099	4.27	0.03
	Call loans in local currency	3,581,382	1.41	1.28	2,083,053	1.64	0.79	2,186,891	2.32	0.93
	Private placed bonds	247,292	5.19	0.09	280,702	5.98	0.11	470,988	4.12	0.20
	Credit card receivables	24	—	0.00	—	—	0.00	6	—	0.00
	Other	4,580,215	2.04	1.63	4,313,781	2.61	1.64	3,967,556	3.50	1.68
	Bad debt expense in local currency (-)	(1,925,177)	—	(0.69)	(2,482,955)	—	(0.95)	(3,073,009)	—	(1.30)

	Subtotal	232,666,033	2.98	82.88	216,466,103	3.31	82.50	199,085,264	4.06	84.28

Funds in foreign currency	Deposits in foreign currencies	3,761,286	0.43	1.34	2,872,735	0.28	1.09	2,044,084	0.47	0.87
	Marketable securities in foreign currencies	1,752,884	1.13	0.62	1,375,146	1.51	0.52	1,073,932	0.85	0.45
	Loans in foreign currencies	13,371,873	1.95	4.76	14,206,736	1.65	5.41	12,364,024	1.71	5.23
	Call loans in foreign currencies	2,940,858	0.85	1.05	2,040,819	0.59	0.78	1,347,232	0.94	0.57
	Bills bought	7,110,164	1.53	2.53	6,899,811	1.38	2.63	5,425,038	1.40	2.30
	Other	13,829	9.72	0.00	17,047	6.96	0.01	19,509	6.36	0.01
	Bad debt expense in foreign currencies (-)	(312,211)	—	(0.11)	(191,224)	—	(0.07)	(239,896)	—	(0.10)

	Subtotal	28,638,685	1.51	10.20	27,221,069	1.37	10.38	22,033,923	1.46	9.33

Others	Cash	1,169,566	—	0.42	1,116,715	—	0.43	1,076,521	—	0.46
	Property and equipment for business purposes	2,325,893	—	0.83	2,328,130	—	0.89	2,358,135	—	1.00
	Other	15,925,347	—	5.67	15,235,540	—	5.81	11,659,606	—	4.94

	Subtotal	19,420,807	—	6.92	18,680,385	—	7.12	15,094,262	—	6.39

Total		280,725,524	2.62	100.00	262,367,557	2.87	100.00	236,213,449	3.56	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	23,088	4.21	0.06	19,482	4.05	0.06	24,201	3.61	0.08
	Securities	4,701,052	1.93	12.10	3,470,064	(0.57)	10.38	3,189,405	3.34	10.63
	Other	22,237,766	1.63	57.25	21,231,787	2.00	63.49	17,055,060	3.61	56.86
	Reserves for bond ratings(-)	(36)	0.00	0.00	(68)	—	0.00	(101)	0.00	(0.00)
	Present value discount(-)	(215)	0.00	0.00	(414)	—	0.00	(663)	0.00	(0.00)

	Subtotal	26,961,655	1.68	69.41	24,720,851	1.64	73.92	20,267,903	3.57	67.57

Non-profit	Subtotal	11,882,833	—	30.59	8,721,881	—	26.08	9,726,735	—	32.43

Total		38,844,488	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won, %)

Type	2016	2015	2014
Equity capital (A)	229,005	210,514	208,577
Risk weighted assets (B)	1,497,281	1,540,709	1,463,230
Capital adequacy ratio (A/B)	15.29	13.66	14.25

*	Based on Basel III standards
*	Based on K-IFRS consolidated financial statements
*	The 2016 figures change (equity capital to 227,960, risk weighted assets to 1,374,306, capital adequacy ratio to 16.59%) when excluding the five subsidiaries that became consolidated after the merger with Woori Finance Holdings.

Liquidity Ratios

(unit: %)

Type		2016	2015	2014
Liquidity coverage ratio/local currency liquidity ratio **		109.61	106.67	123.10
Foreign currency liquidity ratio	Before application of weight of securitization	131.47	130.30	130.29
	After application of weight of securitization	121.70	120.71	121.29
Ratio of business purpose premises and equipment		13.49	14.37	14.57

*	Based on K-IFRS financial statements
**	2015 and 2016: Liquidity coverage ratio based on K-IFRS consolidated financial statements
2014: Local currency liquidity ratio based on K-IFRS separate financial statements

b.	Asset Quality

(unit: in 100 millions of Won)

Type		2016	2015	2014
Total loans	Total	2,166,122	2,108,424	1,919,086

	Corporate	1,140,252	1,185,857	1,124,815

	Household	1,025,870	922,567	794,271

Sub-standard and below loans Sub-standard and below loan ratio	Total	21,121	31,009	40,216

		0.98%*	1.47%*	2.10%*

	Corporate	18,237	27,701	35,482
		1.60%	2.34%	3.15%
	Household	2,884	3,308	4,734
		0.28%	0.36%	0.60%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.46%	0.82%	0.88%
		(0.52%)	(0.93%)	( 1.02%)
	Based on corporate loans (after seasonal adjustment)	0.61%	1.39%	1.23%
		(0.66%)	(1.57%)	( 1.48%)
	Based on household loans (after seasonal adjustment)	0.31%	0.39%	0.65%
		(0.33%)	(0.43%)	( 0.76%)

*	The sub-standard and below loan ratio excluding the four shipbuilders are 0.91% for 2016, 1.24% for 2015 and 1.62% for 2014
**	Based on K-IFRS separate financial statements
***	Credit card receivables were transferred to Woori Card due to the spin off of the credit card business segment (spin off date: April 1, 2013).

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	2016	2015	2014
ASSETS
Cash and cash equivalents	7,591,324	6,644,055	5,962,861
Financial assets at fair value through profit or loss	5,650,724	5,132,657	4,554,180
Available-for-sale financial assets	20,817,583	17,170,592	18,810,845
Held-to-maturity financial assets	13,910,251	13,621,640	13,044,448
Loans and receivables	258,392,633	244,842,062	223,370,135
Investments in joint ventures and associates	439,012	643,861	648,436
Investment properties	358,497	351,496	357,550
Premises and equipment	2,458,025	2,471,206	2,501,102
Intangible assets and goodwill	483,739	419,806	295,728
Assets held for sale	2,342	17,904	8,013
Current tax assets	6,229	6,782	4,845
Deferred tax assets	232,007	210,597	257,858
Derivative assets	140,577	183,128	196,061
Net defined benefit assets	70,938	—	—
Other assets	128,846	143,286	145,157

Total assets	310,682,727	291,859,072	270,157,219

LIABILITIES
Financial liabilities at fair value through profit or loss	3,803,358	3,460,561	2,675,354
Deposits due to customers	221,020,411	209,141,826	188,516,465
Borrowings	18,769,515	20,033,917	17,707,595
Debentures	23,565,449	21,898,859	24,795,904
Provisions	428,477	516,601	692,009
Net defined benefit liability	64,666	99,691	75,591
Current tax liabilities	171,192	108,943	298,762
Deferred tax liabilities	22,023	19,379	21,757
Derivative liabilities	7,221	—	—
Other financial liabilities	21,985,086	16,964,206	16,889,687
Other liabilities	299,376	305,174	390,670

Total liabilities	290,136,774	272,549,157	252,063,794

EQUITY
Owners’ equity:	20,386,160	19,188,472	17,983,501
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,574,896	3,334,002	2,538,823
Capital surplus	286,331	294,259	291,066
Other equity	(1,468,025)	(1,547,303)	(2,393,138)
Retained earnings	14,611,566	13,726,122	14,165,358
Non-controlling interests	159,793	121,443	109,924

Total equity	20,545,953	19,309,915	18,093,425

Total liabilities and equity	310,682,727	291,859,072	270,157,219

Number of Consolidated Subsidiaries	74	71	78

*	2014 figures are from the FY 2014 consolidated financial statements of Woori Finance Holdings as there was no change in the merged entity on a consolidated basis.

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	2016	2015	2014
OPERATING INCOME:	1,574,206	1,351,586	897,708
Net interest income	5,019,544	4,761,900	4,493,018
Net fees and commissions income	937,131	976,796	917,015
Dividend income	184,510	102,923	96,812
Gain on financial instruments at fair value through profit or loss	114,387	240,342	189,912
Gain on available-for-sale financial assets	(1,035)	(3,281)	(68,924)
Impairment losses due to credit loss	(834,076)	(966,646)	(1,096,940)
General and administrative expenses	(3,478,476)	(3,150,387)	(2,958,919)
Other net operating income (expenses)	(367,779)	(610,061)	(674,266)
Non-operating income	(20,817)	100,360	(63,313)
Net income before income tax expense from continuing operations	1,553,389	1,451,946	834,395
Income tax expense from continuing operations	275,856	376,554	288,195
Net income from continuing operations	1,277,533	1,075,392	546,200
Net income from discontinued operations	—	—	661,769
Net income	1,277,533	1,075,392	1,207,969
Net income attributable to owners	1,261,266	1,059,157	1,213,980
Profit from continuing operations	1,261,266	1,059,157	435,289
Profit from discontinued operations	—	—	778,691
Net income attributable to the non-controlling interests	16,267	16,235	(6,011)
Profit from continuing operations	16,267	16,235	110,911
Profit from discontinued operations	—	—	(116,922)
Other comprehensive income (loss), net of tax	77,894	31,162	(107,597)
Items that will not be reclassified to profit or loss	34,162	(78,267)	(51,650)
Items that may be reclassified to profit or loss	43,732	109,429	(55,947)

Total comprehensive income	1,355,427	1,106,554	1,100,372

Comprehensive income attributable to the owners	1,332,614	1,094,870	1,192,191
Comprehensive income attributable to non-controlling interests	22,813	11,684	(91,819)
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,567	1,301	1,621
Diluted earnings per common share	1,567	1,301	1,621
Continuing operations
Basic earnings per common share	1,567	1,301	536
Diluted earnings per common share	1,567	1,301	536

*	2014 figures are from the FY 2014 consolidated financial statements of Woori Finance Holdings as there was no change in the merged entity on a consolidated basis.

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	2016	2015	2014
ASSETS
Cash and cash equivalents	6,104,029	5,440,326	4,668,916
Financial assets at fair value through profit or loss	4,076,872	3,569,625	3,097,309
Available-for-sale financial assets	18,105,862	15,869,654	17,791,224
Held-to-maturity financial assets	13,792,266	13,527,452	12,989,894
Loans and receivables	241,508,048	231,083,160	210,640,380
Investments in subsidiaries and associates	3,779,169	3,730,247	3,619,036
Investment properties	348,393	344,892	350,785
Premises and equipment	2,342,280	2,341,506	2,348,450
Intangible assets	242,230	187,520	43,186
Assets held for sale	2,342	17,904	6,837
Current tax assets	—	—	1,058
Deferred tax assets	162,211	172,368	193,453
Derivative assets	140,577	183,128	196,061
Net defined benefit assets	70,938	—	—
Other assets	96,926	109,126	124,712

Total assets	290,772,143	276,576,908	256,071,301

LIABILITIES
Financial liabilities at fair value through profit or loss	3,793,479	3,448,180	2,670,358
Deposits due to customers	211,382,380	201,353,128	181,288,444
Borrowings	16,060,821	18,760,947	16,139,529
Debentures	18,166,057	17,259,749	20,998,041
Provisions	380,473	467,887	667,286
Net defined benefit liability	—	45,678	43,381
Current tax liabilities	148,672	77,190	261,228
Deferred tax liabilities	—	—	—
Derivative liabilities	7,221	—	—
Other financial liabilities	20,827,284	16,111,469	15,857,059
Other liabilities	153,238	163,362	289,570

Total liabilities	270,919,625	257,687,590	238,214,896

EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,574,896	3,334,002	2,538,823
Capital surplus	269,533	269,533	269,533
Other equity	138,542	106,016	(695,522)
Retained earnings	12,488,155	11,798,375	12,362,179

Total equity	19,852,518	18,889,318	17,856,405

Total liabilities and equity	290,772,143	276,576,908	256,071,301

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	2016	2015	2014
OPERATING INCOME:	1,270,501	1,090,372	870,894
Net interest income	4,222,447	4,052,479	4,090,778
Net fees and commissions income	842,883	856,343	795,292
Dividend income	220,015	169,009	183,452
Gain on financial instruments at fair value through profit or loss	97,225	220,282	169,537
Gain on available-for-sale financial assets	35,525	(7,960)	(92,379)
Impairment losses due to credit loss	(640,443)	(766,169)	(928,492)
General and administrative expenses	(3,115,371)	(2,846,490)	(2,655,157)
Other net non operating income (expenses)	(391,780)	(587,122)	(692,137)
Non-operating income	40,144	144,635	(27,915)
Net income before income tax expense	1,310,645	1,235,007	842,979
Income tax expense	245,043	300,418	196,681
Net income from continuing operations	1,065,602	934,589	646,298
Net income from discontinued operations	—	—	—
Net income	1,065,602	934,589	646,298
Other comprehensive income (loss), net of tax	32,526	(8,583)	4,887
Items that will not be reclassified to profit or loss	33,191	(73,591)	(58,468)
Items that may be reclassified to profit or loss	(665)	65,008	63,355

Total comprehensive income	1,098,128	926,006	651,185

NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,277	1,116	842
Diluted earnings per common share	1,277	1,116	842
Continuing operations
Basic earnings per common share	1,277	1,116	842
Diluted earnings per common share	1,277	1,116	842

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2016	2015	2014
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its audit report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate financial statements of the Bank as of December 31, 2015 and December 31, 2016 do not present fairly in all material respects, the financial position of Woori Bank as of December 31, 2015 and December 31,2016 in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: in millions of Won, hours)

Term	Auditor	Description	Fee	Total Time
2016	Deloitte Anjin LLC	Closing audit	KRW 1,561 million	7,515 hours
		Interim audit (including internal accounting management system)		4,210 hours
		3Q review		4,991 hours
		1H review		3,526 hours
		1Q review		3,920 hours
2015	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	7,659 hours
		Interim audit (including internal accounting management system)		4,350 hours
		3Q review		3,785 hours
		1H review		3,836 hours
		1Q review		3,778 hours
2014	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	7,681 hours
		Interim audit (including internal accounting management system)		4,160 hours
		3Q review		3,450 hours
		1H review		3,256 hours
		1Q review		3,143 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2016	Mar. 28, 2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	Mar. 28, 2016	PCAOB and SOX Auditing	May 1, 2016~Apr. 30, 2017	KRW 1,127 million
	Mar. 23, 2016	Issuance of GMTN-related comfort letter	May 2016	USD 100,000
2015	May 14, 2015	Review of Japanese F/S related to Samurai bonds	May and Sep. 2015	KRW 74 million
	May 14, 2015	Issuance of GMTN-related comfort letter	May 2015	USD 110,000
	Apr. 03, 2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	Apr. 03, 2015	PCAOB and SOX Auditing	May 1, 2015~Apr. 30, 2016	KRW 1,094 million
	Jan. 05, 2015	Issuance of GMTN-related comfort letter	Jan. 2015	USD 60,000
2014	Sep. 30, 2014	Review of Japanese F/S related to Samurai bonds	Sep. 2014	KRW 28 million
	Apr. 30, 2014	Tax adjustment	Each quarter and end of term	KRW 105 million
	Apr. 17, 2014	Issuance of GMTN-related comfort letter	Apr. and May 2014	USD 110,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Officer Candidates

(e)	Audit Committee

As of December 31, 2016

Name of Committee	Composition	Names of Members
Board of directors management committee	One standing director Five outside directors One non-standing director

Kwang-Goo Lee (standing director)

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Risk management committee	Three outside directors One non-standing director	Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Kwang-Woo Choi (non-standing director)

Compensation committee	Five outside directors One non-standing director

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Committee for recommending officer candidates	One standing director Five outside directors	Kwang-Goo Lee (standing director) Sung-Tae Ro (outside director) Sang-Hoon Shin (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Dong-Woo Chang (outside director)

Audit Committee	Two outside directors One standing director	Sang-Hoon Shin (outside director) Dong-Woo Chang (outside director) Soo-Kyung Chung (standing director)

*	Three committees which had previously existed (i.e., Committee for recommending officer candidates, Committee for recommending outside director candidates, Committee for recommending audit committee member candidates) were integrated into a single committee (Committee for recommending officer candidates) through an amendment to the Articles of Incorporation at the EGM held on December 30, 2016 [Related Disclosure : Report on Form 6-K, submitted by Woori Bank on December 30, 2016, entitled “Results of the Extraordinary General Meeting of Shareholders of Woori Bank”]

*	At the EGM (Extraordinary general meeting of shareholders) held on December 30, 2016: six outside directors resigned (Il-Hwa Hong, Hesuk Chun, Han-Gi Jung, Ho-Geun Lee, Sung-Soo Koh, Sung-Yong Kim) Five outside directors were appointed (Sung-Tae Ro, Sang-Hoon Shin, Sang-Yong Park, Zhiping Tian, Dong-Woo Chang)
*	At the AGM (Annual general meeting of shareholders) held on March 24, 2017: one standing director and audit committee member resigned (Soo-Kyung Chung) one standing director and audit committee member was appointed (Jung-Sik Oh)

2.	Affiliated Companies (As of December 31, 2016)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2016			(units: shares, %)
Name	Relation	Type	Shares Held					Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	345,142,556	51.06	157,977,161	23.37		*sales to seven major shareholders

Total		Common	345,142,556	51.06	157,977,161	23.37	**

		Others	—	—	—	—

*	Refer to VI.1.b. Changes in the largest shareholder
**	As of Jan. 31, 2017, the KDIC’s equity interest in Woori Bank decreased from 157,977,161 shares of common stock to 144,457,161 shares of common stock, or 23.37% to 21.37%. [Related Disclosure : Report on Form 6-K, submitted by Woori Bank on February 1, 2017, entitled “Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank” ]

b.	Changes in the largest shareholder

As of December 31, 2016				(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79*	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares
December 1, 2016	Korea Deposit Insurance Corporation	239,097,161	35.37	Sales of stakes to Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and Korea Investment & Securities
December 8, 2016	Korea Deposit Insurance Corporation	185,017,161	27.37	Sales of stakes to Kiwoom Securities and Hanwha Life Insurance
December 14, 2016	Korea Deposit Insurance Corporation	157,977,161	23.37**	Sale of stake to IMM PE

*	Upon the consummation of the merger of Woori Finance Holdings with and into Woori Bank on November 1, 2014, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.
**	As of Jan. 31, 2017, the KDIC’s equity interest in Woori Bank decreased from 157,977,161 shares of common stock to 144,457,161 shares of common stock, or 23.37% to 21.37%. [Related Disclosure : Report on Form 6-K, submitted by Woori Bank on February 1, 2017, entitled “Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank” ]

c.	Share Ownership of More Than 5%

As of December 31, 2016		(units: shares, %)

No.	Name	Shares		Notes
		No. of shares	Percentage of shareholding
1	Korea Deposit Insurance Corporation	157,977,161	23.37	—
2	National Pension Service	50,332,224	7.45	—
Employee Stock Ownership Association		30,016,740	4.44	—

d.	Minority Shareholders

As of December 31, 2016

Items	Number of shareholders	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	45,300	99.97%	279,835,710	41.38%

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

						(units: Won, shares)

Period		July 2016	August 2016	September 2016	October 2016	November 2016	December 2016
Common Stock	High	10,400	10,650	11,800	12,800	12,750	13,350
	Low	9,430	9,920	10,850	11,350	12,000	12,300
	Average	9,943	10,324	11,340	12,012	12,256	12,978
Monthly Trade Volume	High	4,452,339	3,235,118	2,657,788	6,661,567	4,474,101	6,633,125
	Low	884,149	632,626	1,143,886	660,119	616,997	925,781
	Monthly Total	39,042,741	31,785,156	34,029,264	34,193,073	36,177,067	36,753,610

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

					(units: US Dollars, ADRs)

Period		July 2016	August 2016	September 2016	October 2016	November 2016	December 2016
ADR	High	27.54	30.00	32.22	33.93	33.29	35.70
	Low	24.34	26.82	28.99	30.42	30.81	31.96
	Average	26.28	28.08	30.52	31.98	31.62	33.22
Won Conversion	High	31,352	33,033	35,555	38,493	38,003	42,632
	Low	28,064	29,877	32,393	34,170	36,426	37,476
	Average	30,063	31,215	33,804	35,996	36,741	39,277
Monthly Trade Volume	High	103,400	11,600	52,900	17,200	11,900	79,400
	Low	1,100	800	600	800	500	1,400
	Monthly Total	250,800	78,800	177,700	85,700	106,500	265,000

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of December 31, 2016

Position			Name	Common Stock Owned	Expiration of Term
President & CEO	Registered	Standing	Kwang-Goo Lee	21,251	Note 1)
Standing Member of Audit Committee	Registered	Standing	Soo-Kyung Chung	—	March 24, 2017
Outside Director	Registered	Non-Standing	Sung-Tae Ro	—	December 30, 2018
Outside Director	Registered	Non-Standing	Sang-Hoon Shin	10,000	December 30, 2018
Outside Director	Registered	Non-Standing	Sang-Yong Park	—	December 30, 2018
Outside Director	Registered	Non-Standing	Zhiping Tian	—	December 30, 2018
Outside Director	Registered	Non-Standing	Dong-Woo Chang	—	December 30, 2018
Non-standing Director	Registered	Non-Standing	Kwang-Woo Choi	—	Note 2)
Executive Vice President	Non-Registered	Standing	Dong-Gun Lee	10,000	March 31, 2017
Executive Vice President	Non-Registered	Standing	Ki-Myung Nam	8,049	March 31, 2017
Executive Vice President	Non-Registered	Standing	Tae-Seung Sohn	17,127	March 31, 2017
Executive Vice President	Non-Registered	Standing	Won-Jai Jeong	20,582	March 31, 2017
Executive Vice President	Non-Registered	Standing	Woo-Seok Chae	59,561	March 31, 2017
Executive Vice President	Non-Registered	Standing	Dong-Bin Lee	20,052	March 31, 2017
Executive Vice President	Non-Registered	Standing	Hong-Hee Kim	13,071	March 31, 2017
Executive Vice President	Non-Registered	Standing	Jung-Hoon Choi	17,330	March 31, 2017
Executive Vice President	Non-Registered	Standing	Jae-Hyun Cho	8,000	March 31, 2017
Executive Vice President	Non-Registered	Standing	Hong-Koo Kim	18,082	March 31, 2017
Executive Vice President	Non-Registered	Standing	Jae-Won Kim	15,871	March 31, 2017
Managing Director	Non-Registered	Standing	An-Ho Jang	17,448	March 31, 2017
Managing Director	Non-Registered	Standing	Hyeong-Min Park	10,894	March 31, 2017
Managing Director	Non-Registered	Standing	Seong-Il Park	12,314	December 3, 2017
Managing Director	Non-Registered	Standing	Yeong-Bae Kim	14,831	December 3, 2017
Managing Director	Non-Registered	Standing	Jeong-Jin Heo	9,483	December 3, 2017
Managing Director	Non-Registered	Standing	Sun-Kyu Kim	19,094	December 3, 2017
Managing Director	Non-Registered	Standing	Hyun-Seok Shin	12,525	December 3, 2017
Managing Director	Non-Registered	Standing	Gyu-Song Cho	19,303	December 3, 2017
Managing Director	Non-Registered	Standing	Dong-Yeon Lee	12,115	December 3, 2017
Managing Director	Non-Registered	Standing	Woon-Haeng Cho	22,345	December 3, 2017
Managing Director	Non-Registered	Standing	Kwang-Seok Kwon	8,057	December 3, 2017

Note 1) End of Term: The end of the AGM to be held in Mar. 2019

Note 2) End of Term: The end of the AGM to be held in Mar. 2018

*	Changes after December 31, 2016

[On February 3, 2017]

1.	Resignations

- Resignations of executive vice presidents: Dong-Gun Lee, Woo-Seok Chae, Dong-Bin Lee, Hong-Koo Kim, Jae-Won Kim

- Resignation of managing director: Hyeong-Min Park

2.	New appointments of managing directors: Hyun-Poong Hong, Tae-Joong Ha, Chai-Pong Cheong, Jong-In Lee, Won-Duk Lee, Chang-Jae Lee, Jeong-Ki Kim, Dae-Jin Lee

3.	Changes in positions (promotions)

- Executive vice presidents: Seong-Il Park, Sun-Kyu Kim, Hyun-Seok Shin, An-Ho Jang, Woon-Haeng Cho, Kwang-Seok Kwon

[On March 24, 2017 – AGM ]

1.	Resignation: Soo-Kyung Chung (Standing Member of Audit Committee)

2.	Appointments: Kwang-Goo Lee (President & CEO), Jung-Sik Oh (Standing Member of Audit Committee)

(Term: From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM to be held in Mar. 2019)

2.	Employee Status

As of December 31, 2016	(units: persons, millions of Won)

	Staff				Average Tenure Years	Cumulative Compensation (Annual)	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	14,958	576	—	15,534	16.8	1,249,553	80

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

3.	Directors’ Compensation

As of December 31, 2016	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	4	1,436	359
Outside Directors (excludes audit committee members)	7	185	26
Audit Committee Members	7	539	77

Total	18	2,160	120

*	Number of persons: includes the outside directors and audit committee members that resigned in 2016
(As of December 31, 2016, there are two registered directors, three outside directors and two Audit Committee members)
*	Total compensation: cumulative amount paid from January to December of 2016
*	Registered Directors include one non-standing director from the KDIC who is not paid compensation

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of December 31, 2016	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	100,000	August 29, 2016	August 28, 2017
	Loans	200,000	August 29, 2016	August 28, 2017
	Bonds	270,118	January 4, 2012, etc.	January 22, 2018, etc.
Woori Investment Bank	Loans	10,000	March 10, 2016	March 3, 2017
	CMA	70,000	September 24, 2015	June 30, 2017
Woori Card	Loans	250,000	April 1, 2013	March 3, 2017
Woori P&S	Loans	9,338	March 7, 2011	March 8, 2021
	Loans	7,102	May 25, 2016	May 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 31, 2017	By:	/s/ Hyun Seok Shin
(Signature)

Name: Hyun Seok Shin
Title: Executive Vice President